July 14, 2017

VIA EDGAR

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for the Year Ended December 31, 2016

Filed March 29, 2017

File No. 001-31880

Dear Mr. Arakawa:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated June 29, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for the Year Ended December 31, 2016
Exhibit 99.1, page 37

1.              We note your disclosure of mineral reserves for your Cerro Moro project. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for Cerro Moro. The information requested includes, but is not limited to:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves and resources

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response:  The requested information will be provided, supplementally, to Mr. Coleman.  Darcy Marud, Executive Vice President, Enterprise Strategy of the Company and Barry Murphy, Senior Vice President, Technical Services of the Company are available to discuss any questions Mr. Coleman may have with respect to such information. To arrange a conference call with Messrs. Marud and

Murphy, please contact Sofia Tsakos, Senior Vice President, General Counsel & Corporate Secretary of the Company at stsakos@yamana.com or 416-945-7364.

As provided in Rule 12b-4 of Regulation 12B under the Securities Exchange Act of 1934, as amended, the Company requests that the information be considered confidential and be returned to the Company.

Exhibit 99.2 Management’s Discussion and Analysis of Operations and Financial Condition 10. Income Taxes, page 65

2.              We note your effective tax recovery rate has changed from 21% to 53% from 2015 to 2016, respectively. In your reconciliation from the statutory rate to your income tax recovery in the income tax footnote on page 32 of Exhibit 99.3, we note significant changes in certain items that have not been identified or described in management’s discussion and analysis (MD&A). For example, we note a significant change in unused tax losses and tax offsets recognized in deferred tax assets and the change in planned distributions of foreign earnings of the company. Please expand your disclosure in MD&A to explain the movements in your income tax expense/recovery for individual items that materially impact your effective tax rates.

Response:  The Company acknowledges the Staff’s comment, and proposes to expand the disclosure in its future filings in the manner requested by the Staff.  An example of such disclosure with respect to fiscal years 2016 and 2015 is set forth below:

“The Company’s unadjusted effective tax rates for fiscal years 2016 and 2015 were 53% and 21%, respectively, compared to the Canadian statutory tax rate of 26.5%.  Differences between the Company’s effective tax rates and the Canadian statutory tax rate are due to a number of factors, including the fact that the Company operates in multiple foreign tax jurisdictions with tax rates that differ from the Canadian statutory rate, the recognition or non-recognition of deferred tax assets, the fact that deferred tax balances are subject to adjustment for changes in currency exchange rates each period, changes in tax laws and interpretations thereof, changes in income tax related contingent liabilities, and the impact of transactions undertaken by the Company.  The Company calculates its current and deferred tax expense on an entity-by-entity basis; as a result, the Company may have a current tax expense even in periods when it has an overall loss, as the current tax expense on profitable mines often cannot be offset by the deferred tax assets for mines located in other tax jurisdictions. The Company is also able to claim certain allowances and tax deductions particular to extractive industries that can result in a lower effective tax rate compared to the statutory tax rate.

The following items had the most significant impact on the difference between the Company’s effective tax rates and the Canadian statutory tax rate of 26.5% in 2016 and 2015:

•                  Each period the Company evaluates its ability to recognize tax losses and other deductible temporary differences as deferred tax assets based on projected future taxable profits. In 2015, tax expense was increased by $190.9 million due to the non-recognition of deferred tax assets arising from impairments and the reversal of previously recognized deferred tax assets in Canada. In 2016, the impairment from the prior year was reversed without an associated tax expense due to the continued non-recognition of deferred tax assets in the particular entities. Had it been recognized, such tax expense would have been $46.7 million.

•                  Within a number of our foreign subsidiaries, foreign currency exchange gains or losses that arise as U.S. dollar balances are translated to local currency are taxable or deductible locally, whereas foreign currency exchange gains or losses that arise as local balances are translated to U.S. dollars are not taxable or deductible. In 2015, a tax recovery of $239.8 million was recognized on the strengthening of the U.S. dollar against the Brazilian Real and Argentinean Peso. In 2016, a net tax expense of $42.8 million was recognized on the strengthening of U.S. dollar against the Argentinean Peso and the weakening of the U.S. dollar against the Brazilian Real.

•                  Income tax balances are required to be re-measured at each balance sheet date for changes in applicable foreign exchange rates. Within a number of our foreign subsidiaries, the tax basis of non-monetary assets is converted from local currency to U.S. dollars at the period end spot rate for the purposes of calculating deferred taxes. In 2015 and 2016, an expense of $202.1 million and a recovery of $20.0 million, respectively, were recorded in the deferred tax expense as a result of the fluctuations of the U.S. dollar against the Brazilian Real and Argentinean Peso as described above.

•                  Taxes in respect of the undistributed earnings of a subsidiary are required to be accrued where the company will distribute the earnings in the foreseeable future. Our taxable undistributed earnings are primarily in Chile. In 2015 an expense of $8.2 million was recorded. In 2016, a recovery of $40.7 million was recorded as a result of changes to the mine plan for El Peñón.”

3.              You state the income tax provision is subject to a number of factors including the source of income between different countries and different tax rates in the various jurisdictions. Please expand your disclosure in MD&A to further describe the tax jurisdictions where your foreign earnings are derived, their respective statutory tax rates and any expectations about trends in these jurisdictions that may impact your current or future tax expense.

Response:  The Company acknowledges the Staff’s comment, and proposes to expand the disclosure in its future filings as follows:

“The Company operates in the following tax jurisdictions:  Brazil, where the statutory tax rate is 34%; Argentina, where the statutory tax rate is 35%; Chile, where the statutory tax rate was 24% in 2016, increasing to 25.5% in 2017 and 27% in 2018; and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates.  The Company does not anticipate that such statutory tax rates will change in the foreseeable future, and therefore does not anticipate any impact on the calculation of the current or deferred tax expense in future periods.”

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:                                Steve Lo

Myra Moosariparambil

John Coleman

Securities and Exchange Commission

Jason LeBlanc

Sofia Tsakos

Yamana Gold Inc.

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP